March 31, 2025

Yujie Chen
Chief Executive Officer
Grande Group Limited
Suite 2701, 27/F., Tower 1
Admiralty Center, 18 Harcourt Road
Admiralty, Hong Kong

       Re: Grande Group Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed March 14, 2025
           File No. 333-283705
Dear Yujie Chen:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Amended Registration Statement on Form F-1
Regulatory Development in the PRC and Permission Required, page 12

1. This sub-section appears to discuss two separate issues. The first, is the impact on you and this offering in particular from the Trial Administrative Measures. The second is the impact of those measures where you provide advisory and other services for businesses in the PRC as they attempt to offer securities or otherwise raise capital in
       Hong Kong. Given the substantial potential impact of the Trial Measures on your business servicing PRC based clients, please revise this section to discuss those impacts under an appropriate heading. Also, revise to clarify aggregate amount of your overall advisory and other services you provide to PRC based companies.
 March 31, 2025
Page 2
2.     We note the statement on page 13 that Mainland China companies who engaged your
       operating subsidiary for their overseas listing    could be subject to
Trial
       Administrative Measures.    It is unclear why    could    is used for
listings that have
       already occurred. Please revise to state whether the clients were actually subject to the measures or disclose the reasons why you are unable to make such a determination.
       Based on the disclosures, it appears that the risks associated with sponsoring
       Mainland China clients are qualitatively and potentially materially different depending on whether the clients were actually subject to the measures.
3.     We note the statement on page 14 that your operating subsidiary is not subject to the
       jurisdiction of the CSRC.    Please reconcile with the fact that the
operating subsidiary
          is registered with the CSRC under Article 21 of the Trial Administrative Measures, as stated in the first sentence on page 14 and elsewhere. Please summarize Article 21 as it applies to the operating subsidiary.
The operation of the Operating Subsidiary is subject to extensive, page 33

4. This risk factor currently discusses both the evolving regulatory landscape for your business in Hong Kong, as well as the possible impact of PRC law on your business providing services for PRC based clients. Revise this section to separate the discussion related to the potential impact of PRC statute, regulations and regulatory oversight on your business in a separate risk factor under an appropriately descriptive heading. Investors must be able to distinguish the risks you face by serving PRC based businesses and other clients who are seeking to list in Hong Kong or other non-
       PRC financial markets.

       Please contact Victor Cecco at 202-551-2064 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Yuning    Grace    Bai